UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Noland Company (Name of Issuer)
Common Stock, par value $10 per share (Title of Class of Securities)
655286102 (CUSIP Number)
Mia Jensen c/o Sorensen & Sorensen P. O. Box 4643 Jackson, WY 83001 307-733-3938 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 30, 2003 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (  )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 655286102

1.	Names of Reporting Persons. The Burton Partnership, Limited Partnership I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Delaware Limited Partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 188,883

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 188,883

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 188,883

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 5.4%

14.	Type of Reporting Person PN
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SCHEDULE 13D
CUSIP No. 655286102

1.	Names of Reporting Persons. The Burton Partnership (QP), Limited Partnership I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Delaware Limited Partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 188,883

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 188,883

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 188,883

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 5.4%

14.	Type of Reporting Person PN
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SCHEDULE 13D
CUSIP No. 655286102

1.	Names of Reporting Persons. Donald W. Burton I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 188,883

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 188,883

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 188,883

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 5.4%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer This statement relates to the common stock, par value $10 per share of Noland Company having its principal offices at 2700 Warwick Blvd., Newport News, Virginia 23607.

Item 2. Identity and Background.

(a)

Name:           This statement is being filed by The Burton Partnership, Limited Partership and The Burton Partnership (QP), Limited Partnership having its principal offices at P.O. Box 4643, Jackson, WY 83001; and the general partner of The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership, Donald W. Burton. The principal business of The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership is investment in public and private stocks. The general partner's principal occupation is an investor.

(b)	Residence or business address: The business address of the general partner is c/o The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership.

(c)

Present Principal Occupation or Employment:           In addition to The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership, the general partner is employed by South Atlantic Capital Corporation located at 614 W. Bay Street, Tampa, FL 33606.

(d)	Criminal Conviction: None

(e)	Court or Administrative Proceedings: None

(f)	Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration:

                   The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership acquired a total of 188,883 shares of Noland Company through open market transactions druing a period beginning October 10, 2002 and ending June 30, 2003 at prices ranging from $25.999 to $36.34 per share, for an aggregate purchase price of $6,051,733.64.

         No part of the purchase price paid by The Burton Partnership, Limited Partnership or The Burton Partnership (QP), Limited Partnership for shares was represented by funds or other considerations borrowed or otherwise obtained for the purpose of acquiring, holding or voting shares of Noland Company.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership have purchased the Shares for investment purposes only.
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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         Depending on market conditions, its continuing evaluation of the business and prospects of Noland Company and other factors, The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership may buy or sell additional shares in the open market.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
None.
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
None.
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
None.
(e) Any material change in the present capitalization or dividend policy of the issuer;
None.
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

None.
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
None.
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

None.
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
None.
(j) Any action similar to any of those enumerated above.
None.

Item 5. Interest in Securities of the Issuer.

(a)

         By virtue of his status as general partner of The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership, Donald W. Burton may thus be deemed to be beneficial owner of the 188,883 shares which The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership own of record, representing 5.4% of the Company. Donald W. Burton may thus be deemed to share with The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership the power to direct the voting and disposition of the shares which The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership own of record.

(b)

         The aggregate 188,883 shares purchased by The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership were obtained in the open market transactiosn executed by UBS PaineWebber Inc. between the dates October 10, 2002 and June 30, 2003. The foregoing percentage was calculated based on 3,478,500 shares outstanding as of April 24, 2003.

(c)	All transactions were open market transactions effected by the general partner.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

10/10/02
10/25/02
11/08/02
11/19/02
11/20/02
12/17/02
12/23/02
12/26/02
12/30/02
01/16/03
01/21/03
01/23/03
01/24/03
01/24/03
02/11/03
02/19/03
02/21/03
02/25/03
02/26/03
03/04/03
03/06/03
03/07/03
03/10/03
03/11/03
03/19/03
03/24/03
06/30/03

	42700 904 530 734 800 315 300 100 1700 30400 7100 800 2200 200 9400 5000 8500 200 14600 25100 4000 3900 5000 5300 500 100 18500	52.999 27.100 27.200 27.800 27.800 28.160 28.300 28.400 29.750 30.098 30.100 30.080 30.100 30.100 30.779 35.276 35.338 35.800 36.007 36.284 36.300 36.300 36.300 36.292 36.200 36.180 36.335

(d) Not Applicable

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 02, 2003
The Burton Partnership, Limited Partnership
By:	/s/ Donald W. Burton Donald W. Burton
Title:	General Partner
The Burton Partnership (QP), Limited Partnership
By:	/s/ Donald W. Burton Donald W. Burton
Title:	General Partner
Donald W. Burton
By:	/s/ Donald W. Burton Donald W. Burton

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